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April 16, 2007	direct dial 404 815 6570 direct fax 404 541 3151 RCheatham@KilpatrickStockton.com

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, DC 20549
Attention: Mark S. Webb, Legal Branch Chief

Re:	United Community Banks, Inc. Form S-4 filed March 9, 2006 SEC File No. 333-141203 Form 10-K, filed on February 27, 2007 SEC File No. 000-21656

Ladies and Gentlemen:

At the request and on behalf of our client, United Community Banks, Inc. (the “Company”), we hereby file via EDGAR, Amendment No. 1 to the above-referenced Form S-4 (the “S-4 Amendment”).  The S-4 Amendment includes revisions made in response to the Staff’s comment letter dated April 10, 2007.

We provide below additional responses to the Staff’s comments. As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments followed by our response. A copy of this letter, along with three marked-to-show-changes courtesy copies of the S-4 Amendment and the substantive disclosure we prepare to make via an amendment to the above-referenced Form 10-K (the “10-K Disclosure Supplement”) are being sent to the Staff by overnight delivery.

Unless the context requires otherwise, references to we, our, us, United Community Banks, Inc. or the Company in the response below refer to United Community Banks, Inc. In addition, in the case of all responses to comments, the use of first person pronouns reflect statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

Letter to the Securities and Exchange Commission April 16, 2007 Page 2

General

1.
We note you did not include Gwinnett’s financial statements or pro forma financial statements in your filing. Please provide us with a detailed analysis that explains how you determined inclusion of these financial statements is not required, including your calculations of the significance tests prescribed by Rule 3-05 of Regulation S-X.

Response:

We did not include financial statements or pro forma financial information for Gwinnett Commercial Group, Inc. (“Gwinnett”) because Item 17(b)(7)(ii) of Form S-4 states that no financial information (including pro forma and comparative per share information) is required for a non-reporting company being acquired when such company is significant to the acquiror pursuant to Rule 3-05 of Regulation S-X at or below the 20% level and the registrant’s security holders are not voting on the transaction. The SEC clarified in its July 2001 Supplement to the Telephone Interpretations Manual that “[i]n these circumstances, the staff will not object to the omission of pro forma and comparative per share information as well as financial and related information of the target stipulated under Regulation S-K Items 301, 302, 303, 304(b), and 305….”

United had total consolidated assets of $7.1 billion at December 31, 2006 and had income from continuing operations before income taxes, extraordinary items and the cumulative effect of any change in accounting principles of $108.4 million for the year ended December 31, 2006. Gwinnett had total consolidated assets of $675.2 million at December 31, 2006 and had income from continuing operations before income taxes, extraordinary items and the cumulative effect of any change in accounting principles of $18.8 million for the year ended December 31, 2006. Gwinnett’s total assets would represent 9.5% and its income from continuing operations would represent 17.3% of United’s total assets and income from continuing operations. Based on these calculations, Gwinnett is not significant to United at or above the 20% level and financial information with respect to Gwinnett may be excluded pursuant to the guidance described above.

2.	Please provide the staff with copies of the board books that Burke Capital Group provided in connection with the transaction.

Response:

The requested information is provided as Exhibit 1 of the enclosed Supplemental Support Booklet to this letter.

Letter to the Securities and Exchange Commission April 16, 2007 Page 3

3.	Please confirm that Gwinnett did not provide financial projections to United.

Response:

Gwinnett did not provide financial projections to United. Gwinnett did prepare informal 2006 summary financial projections and a 2007 monthly projection model in an August 2006 company presentation prepared in connection with its evaluation of strategic alternatives for the company. Subsequently, Gwinnett provided a preliminary 2007 budget which assumed 10% asset growth. Copies of these materials are included as Exhibits 2 and 3 of the enclosed Supplemental Support Booklet.

4.	Please revise to provide the information required by Item 18(a)(7) of Form S-4 for John Stephens.

Response:

The requested revisions have been made and are reflected on page 23 of the S-4 Amendment.

Forepart of Registration Statement and Outside Front Cover Page of Prospectus

5.	Please revise to state that your securities trade on the Nasdaq and its symbol and refer to Item 501 of Regulation S-K.

Response:

The requested statement has been made.

6.	Please state the amount of securities offered. See Item 501(b)(2) of Regulation S-K.

Response:

The requested statement has been made.

Summary, page 4

7.	Please revise to state that the Summary summarizes “material,” not selected information.

Response:

The requested revision has been made.

Letter to the Securities and Exchange Commission April 16, 2007 Page 4

8.	Please revise to provide disclosure regarding the status of regulatory approval under Item 3(i) of Form S-4.

Response:

All required regulatory approvals have now been received. The requested revisions have been made and reflected on pages 6, 19 and 28 of the S-4 Amendment.

Interests of Directors and Officers of Gwinnett in the Merger, page 9

9.	Please revise to indicate the aggregate dollar amounts for each officer and director.

Response:

The requested revisions have been made on page 9 of the S-4 Amendment.

Risk Factors, page 12

10.
Please revise to include risk factors that address the merger. For example, in order to complete the transaction, United and Gwinnett must first obtain the prior approval of The Federal Reserve Board and The Georgia Department of Banking and Finance, which may impose additional conditions. In addition, the merger agreement imposes a termination fee and other conditions that discourage other potential mergers. Other examples could include:

a.	officers and directors of the merging parties have interests in the mergers that are different from, or in addition to, the interests of the shareholders;

b.	failure to complete the mergers could negatively affect the merging parties’ stock prices and each company’s future business and operations; and

c.	uncertainty regarding the mergers and the effects of the mergers could adversely affect each company’s relationships with its customers, strategic partners or key employees.

Response:

We have made several revisions in response to the Staff’s comments and have reflected those revisions on pages 12 and 13 of the S-4 Amendment.

Letter to the Securities and Exchange Commission April 16, 2007 Page 5

Background of and Reasons for the Merger, page 13

11.	Please revise to expand your discussion on page 14 to address the negotiation of the principal terms of the merger, including the price.

Response:

We have made several revisions in response to the Staff’s comment on pages 14-15 of the S-4 Amendment.

12.
We note that you provide, a list of factors that Gwinnett has considered. Please revise to disclose and organize the factors according to the positive reasons why the board has decided to engage in the merger. In addition, please provide the negative reasons considered by the board.

Response:

The requested revisions have been made on pages 15-16 of the S-4 Amendment.

13.
Please revise to have the board specifically note each line item analysis in the Burke report that does not support its recommendation and explain why, in light of that analysis, it is recommending the transaction.

Response:

The requested revisions have been made on pages 16-17 of the S-4 Amendment.

Interests of the Directors and Officers of Gwinnett, page 22

14.	Please quantify this information to the extent possible.

Response:

The requested revisions have been made on page 24 of the S-4 Amendment.

15.	Please revise to state that Burke has consented to the inclusion of its opinion in the prospectus.

Response:

The requested statement has been made on page 32 of the S-4 Amendment.

Letter to the Securities and Exchange Commission April 16, 2007 Page 6

Exhibit 8.1

16.	You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

Response:

We have revised the opinion letter in response to the Staff’s comment. The revised opinion is included as Exhibit 8.1 to the Amendment and a redline showing our changes is included as Exhibit 4 of the Supplemental Support Booklet.

Form 10-K

Item 11. Executive Compensation

17.
We note from your description of the 2007 Equity Incentive Plan that the plan provides the Compensation Committee with a significant amount of discretion in determining the non-equity incentive payments that you have classed as “bonus” payments. Please revise to discuss the discretion that the Committee can exert in determining whether a target has been met or the extent to which an award can be increased or decreased due to conditions during the year. Please refer to Item 402(b)(vi) of Regulation S-K.

Response:

On page 16 of the United’s 2007 Proxy Statement (the “Proxy Statement”) in the description of the proposed Management Annual Incentive Plan, we describe that United’s Compensation Committee “may in its discretion grant awards to deserving participants, except certain Named Executive Officers, notwithstanding levels of achievement of performance criteria”. Specifically, Section 6.1 of the plan, included on page B-4 of the Proxy Statement, allows the Committee to exercise discretion to not grant an award to any participant in the event performance targets have been met but limits the ability to exercise discretion to grant an award to a participant in the event the performance target has not been met to only incentives that are not incentive awards to Named Executive Officers that are intended to comply with Section 162(m) of the Internal Revenue Code. United may exercise such discretion to reward superior individual performance.

Because the plan has not yet been approved by shareholders and was not in place during 2006, it is not discussed at all under Item 11. If the plan is approved by United’s shareholders, United will clarify this discretion in its future periodic reports in response to the Staff’s comment.

Letter to the Securities and Exchange Commission April 16, 2007 Page 7

18.
We note that some of the information included as part of the Compensation Discussion and Analysis would more appropriately be included in the narrative discussion that should follow the tables and footnotes required by Item 402(c)-(j). For example, the discussion of how the option exercise price of your 2006 options was set, which in the third paragraph of the Equity Incentive Awards subsection of the Compensation Discussion and Analysis, on page 24 would more appropriately appear in a narrative discussion following the Grants of Plan-Based Awards, as contemplated by Item 402(e) of Regulation S-K.

Response:

We appreciate the Staff’s comment and agree that the disclosure would be improved by making this change. We originally felt that the language highlighted by the Staff and other similar disclosure needed to be included in the Compensation Discussion and Analysis and did not want unduly duplicative disclosure in the narrative descriptions. After considering and discussing the Staff’s comment, we have made several revisions in response to the Staff comment and have reflected such changes on pages 5-6, 8 and 11-12 of the 10-K Disclosure Supplement.

19.
In Release 33-8732, companies are encouraged to identify the component companies that make up your peer groups used for benchmarking executive compensation. Please identify the members of the Peer and Reference Group.

Response:

Although we recognized that Release 33-8732 encouraged reporting companies to identify component companies that make up peer groups used for benchmarking executive compensation, we also read the Release to provide reporting companies with the discretion to include such companies depending upon the facts and circumstances. Nonetheless, consistent with the Staff’s comment, we have made the requested revision in response to the Staff comment on page 3 of the 10-K Disclosure Supplement.

Letter to the Securities and Exchange Commission April 16, 2007 Page 8

20.
Please clarify how the compensation committee uses the information amassed by Watson Wyatt, including the two groups of comparable companies, in setting the compensation of United’s named executive officers.

Response:

The information provided by Watson Wyatt to the Compensation Committee is limited to computations of the performance of, and compensation amounts and components paid by, the “Peer” and “Reference” groups and information from published surveys. The Compensation Committee compares the performance of United to the performance of the companies in those groups and determines whether United’s compensation should be similar to or more or less than such companies consistent with its goal of competitively compensating United’s Named Executive Officers.

We have made several clarifications in response to the Staff’s comment on page 3 of the 10-K Disclosure Supplement.

21.
It appears that the compensation committee considers significantly different factors in determining the changes in the level of compensation or the amount of non-equity incentive compensation for Mr. Tallent from the factors which the Committee considers in relation to other named executive officers. Section 11(B)(1) of Release 33-8732 clarifies that companies should provide disclosure that discusses, in detail, differences in the compensation policies and decisions for different named executive officers. Please revise to discuss these factors.

Response:

The only different factor that the Compensation Committee considers when determining changes in the level of compensation or the amount of bonus (please note that United did not pay any non-equity incentive compensation during 2006) for Named Executive Officers that it does not consider for its Chief Executive Officer is that it considers the Chief Executive Officer’s recommendation when establishing the compensation of all other Named Executive Officers. We believe the Compensation Discussion and Analysis is clear in the disclosure of that involvement in the first paragraph under the “Administration” subsection.

The Staff’s comment caused us to consider whether we might otherwise improve our disclosure regarding differences in the percentage raises the Committee awarded to the Chief Executive Officer and other Named Executive Officers. As a result, we have made several revisions in response to the Staff’s comment on page 4 of the 10-K Disclosure Supplement.

Letter to the Securities and Exchange Commission April 16, 2007 Page 9

22.	Revise to explain how the appropriate payment and benefit levels with respect to potential payments upon change-in-control are determined. Refer to Item 402(j)(3) of Regulation S-K.

Response:

The requested revision has been made on page 6 of the 10-K Disclosure Supplement.

23.
Please clarify the definition of “Good Reason” which would permit the named executives to terminate their employment with United Community and still receive their benefits under these provisions. Please refer to Item 402(j)(1) of Regulation S-IC.

Response:

We chose to refer the readers of the Proxy Statement to the definition of “Good Reason” in the applicable change in control agreements filed as exhibits to United’s Form 10-K. Nonetheless, consistent with the Staff’s comment, we have made the requested revision and have also included the definitions of “Change in Control” and “Cause” in response to the Staff comment on page 12 of the 10-K Disclosure Supplement.

24.
You classify much of your non-equity compensation under the “bonus” heading. It appears that the payments included in this column come from your pay for performance plan, which was used informally in 2006 and which is subject to shareholder approval for 2007. The awards under this plan appear to be more appropriately considered payments under non-equity incentive plans. Please refer to Item 402(a)(6)(iii) of Regulation S-K and to Section II(C)(1)(f) of Release 33-8732.

Response:

We agree with the Staff that awards under the Management Annual Incentive Plan will be “non-equity incentive compensation” and will include compensation paid to United’s Named Executive Officers under such plan in the appropriate places in future proxy statements if the plan is adopted and awards are made thereunder.

However, during 2006 the Compensation Committee only used the terms of such a plan as a guideline for its determination of the amount to award the Named Executive Officers as a discretionary cash bonus for 2006 performance. United did not award any non-equity incentive compensation in 2006.

Letter to the Securities and Exchange Commission April 16, 2007 Page 10

25.	Revise to include the footnote contemplated by the instruction to Item 402(i)(2).

Response:

We did not include the footnote described in the instructions to Item 402(i)(2) but instead described in footnotes (3) and (4) to the Summary Compensation Table that contributions to and earnings under the Deferred Compensation Plan were included in certain parts of the table.

We appreciate the Staff’s comment and agree that the disclosure in the Proxy Statement would be improved by including footnotes to the Nonqualifed Deferred Compensation Table and have made the requested revisions on pages 7 and 11 of the 10-K Disclosure Supplement.

26.	Revise to discuss the investment options, so that the reader is better able to assess the potential future costs of the plan to the company. Please refer to Item 402(i)(3).

Response:

The requested revision has been made on page 11 of the 10-K Disclosure Supplement.

Item 13. Certain Relationships and Related Transactions, and Director….page [19]

27.
We note your disclosure regarding a related person transaction policy. Expand your description to describe more fully the review, approval and ratification disclosure required by Item 404(b) of Regulation S-K.

Response:

The requested revision has been made on page 14 of the 10-K Disclosure Supplement.

28.	Please confirm that “unaffiliated third parties” means “persons not related to the bank.” Please use the language in Instruction 4(a) to Item 404(a) of Regulation S-K.

Response:

We can confirm to the Staff that “unaffiliated third parties” means “persons not related to the company or its subsidiary banks”, and the requested revision has been made on page 14 of the 10-K Disclosure Supplement.

* * *

Letter to the Securities and Exchange Commission April 16, 2007 Page 11

We appreicate the Staff's prompt comments and look forward to working with you to have the S-4 declared effective.  The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (404) 815-6570 or my colleague, James Stevens at (404) 815-6270.

Sincerely, /s/ Richard R. Cheatham Richard R. Cheatham